

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2024

Changlin Liang
Director and Chief Executive Officer
Dingdong (Cayman) Ltd
Building 1, 56 Fanchang Road
Shanghai, 20120
People's Republic of China

> **Re: Dingdong (Cayman) Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response Dated January 26, 2024**
> **File No. 001-40533**

Dear Changlin Liang:

We have reviewed your January 26, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

Response Dated January 26, 2024

Permissions Required from the PRC Authorities for Our Operations, page 5

1. We note your response to prior comment 5 that you will "revise the disclosure in all applicable areas to specifically state that we have relied on the opinion of counsel in future Form 20-F filings." Please provide your proposed revisions.

2. We note your proposed disclosure in response to prior comment 4. Please further clarify whether you have previously received any denials of your licenses and/or approvals for the lack of addresses of your regional processing centers and frontline fulfillment stations. Additionally, we note your representation that "no such requisite licenses and permits have been denied, except for that not all of the addresses of our regional processing centers and frontline fulfillment stations are currently specified in the relevant

food operating licenses as required under relevant PRC laws and regulations, <u>which will not result in the denial of our licenses and/or approvals</u> (underline added)." Please discuss the basis on which you determined that you will not be denied licenses and/or approvals.

    Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin